UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-33473
VIRIDAX CORPORATION

(Exact name of registrant as specified in its charter)

270 N.W. 3rd Court, Boca Raton, FL 33432- Tel: 561-368-1427

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the space provided to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	______
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	______
Rule 15d-6	______

Approximate number of holders of record as of the certification or notice date:270

Pursuant to the requirements of the Securities Exchange Act of 1934 VIRIDAX CORPORATION has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 20, 2010          By: Ledyard H. DeWees, Secretary